

September 19, 2013

Via E-mail
Timothy J. Barker
Chief Financial Officer and Treasurer
RealPage, Inc.
4000 International Parkway
Carrollton, Texas 75007-1951

> **Re: RealPage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-34846**

Dear Mr. Barker:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2012 and 2011

General and administrative, page 60

1.   We note from your disclosure on page 95 that, in connection with the Yardi Lawsuit, you received reimbursements from your primary and excess layer errors and omissions liability insurance carriers. Please tell us how you accounted for the reimbursement and if the reimbursement is included in the statement of operations, please tell us in which line item it was included. Also, we note that on page 46, 50, and 64, you disclosed Adjusted

EBITDA which excludes litigation-related expense from net income (loss). Please tell us why you determined that it was appropriate to exclude the litigation-related expense from net income, while not including an adjustment for the related reimbursements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10. Net Income (Loss) Per Share, page 96

2.   We note that in your response to prior comment 35 in your letter dated June 7, 2010 you indicated that holders of non-vested restricted stock have nonforfeitable rights to dividends and are therefore participating securities. Please tell us how you considered ASC 260-10-45-61A with respect to your calculation of earnings per share for the fiscal year ended December 31, 2012. In this regard, it would appear that these participating securities should have been included in your computation of earnings per share under the two-class method. Please note that similar concerns apply to your Forms 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013.

Note 11. Income Taxes, page 97

3.   We note that you have significant deferred revenue balances; however, it does not appear based on your disclosure on page 97 that you have recorded a deferred tax asset related to your deferred revenue. Please advise.

4.   We note your disclosure on page 98 regarding the tax holidays in India and the Philippines. Please tell us what consideration was given to disclosing the aggregate dollar amount and per share effects of the tax holiday for all periods presented. See SAB Topic 11C.

Item 9A. Controls and Procedures

Change in Internal Controls, page 100

5.   You state that there were no "significant" changes in your internal control over financial reporting during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.   In your response to prior comment 5 in your letter dated July 31, 2012 you indicated that you would revise your future disclosures to exclude qualification as to the significance of any such changes.   Please confirm whether there were any changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting without qualification as to the

significance of any such changes, and confirm you will revise your disclosures in future filings. Please note that similar concerns apply to your Form 10-Q for the quarterly period ended March 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief